Online Disruptive Technologies, Inc.

We consent to the incorporation in this Registration Statement on Form S-1 of our reports dated July 29, 2010 and March 3, 2010, respectively, with respect to the audited consolidated balance sheet of Online Disruptive Technologies, Inc. as of June 30, 2010 and the related consolidated statement of operations, cash flows, and stockholders’ deficit for the period from November 16, 2009 (date of inception) through December 31, 2009.

We also consent to the references to us under the heading “Experts” in such Registration Statement.

/s/ Main Amundson and Associates

Main Amundson and Associates

Las Vegas, Nevada

August 4, 2010